UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-223256

Superior Energy Services, Inc.

SESI, L.L.C.

1105 Peters Road, L.L.C.

Complete Energy Services, Inc.

Connection Technology, L.L.C.

CSI Technologies, LLC

H.B. Rentals, L.C.

International Snubbing Services, L.L.C.

Pumpco Energy Services, Inc.

SPN Well Services, Inc.

Stabil Drill Specialists, L.L.C.

Superior Energy Services, L.L.C.

Superior Energy Services-North America Services, Inc.

Superior Inspection Services, L.L.C.

Warrior Energy Services Corporation

Wild Well Controls, Inc.

Workstrings International, L.L.C.

(Exact name of registrants as specified in their charters)

1001 Louisiana Street, Suite 2900

Houston, Texas

(713) 654-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.75% Senior Notes due 2024 and Guarantees

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders of 7.75% Senior Notes due 2024*

*

On January 19, 2021, the United States Bankruptcy Court for the Southern District of Texas Houston Division entered an order confirming and approving the First Amended Joint Prepackaged Plan of Reorganization for Superior Energy Services, Inc. and its Affiliate Debtors Under Chapter 11 of the Bankruptcy Code (as amended, modified or supplemented from time to time, the “Plan”). The Plan became effective on February 2, 2021. Pursuant to the terms of the Plan, among other things, the 7.750% senior unsecured notes due 2024 and the guarantees related thereto have been cancelled and are no longer in existence.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the companies set forth below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 3, 2021	Superior Energy Services, Inc.

	By:	/s/ William B. Masters
	Name:	William B. Masters
	Title:	Executive Vice President, General Counsel and Secretary

SESI, L.L.C.

	By:	/s/ William B. Masters
	Name:	William B. Masters
	Title:	Executive Vice President and General Counsel

1105 Peters Road, L.L.C.

Complete Energy Services, Inc.

Connection Technology, L.L.C.

CSI Technologies, LLC

H.B. Rentals, L.C.

International Snubbing Services, L.L.C.

Pumpco Energy Services, Inc.

SPN Well Services, Inc.

Stabil Drill Specialists, L.L.C.

Superior Energy Services, L.L.C.

Superior Energy Services-North America Services, Inc.

Superior Inspection Services, L.L.C.

Warrior Energy Services Corporation

Wild Well Controls, Inc.

Workstrings International, L.L.C.

By:	/s/ William B. Masters
Name:	William B. Masters
Title:	Authorized Representative